Exhibit 3

FOR IMMEDIATE RELEASE	5 JUNE 2017

WPP PLC (“WPP”)

Wunderman acquires digital transformation consultancy, The Cocktail

WPP announces that leading global digital agency Wunderman has acquired digital transformation consultancy, The Cocktail, in Spain. The Cocktail is a recognised leader in providing sophisticated digital transformation services through an integrated approach to strategy development, design, technology and data and analytics to deliver concrete business value to brands.

The Cocktail, founded in 2003 in Madrid, now with offices in Mexico and Colombia, employs over 250 people. Clients include El Corte Inglés, BBVA and Real Madrid C.F. The agency’s unaudited revenues for the year ended 31 December 2016 were €16.4 million, with gross assets of €14.0 million as at the same date.

The acquisition strengthens Wunderman’s ability to deliver marketing and technology consulting services in Europe and Latin America, while specifically strengthening the agency’s offering in Spain.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. In Spain, WPP companies (including associates) collectively generate revenues of approximately US$600 million and employ around 8,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP

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